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FOR IMMEDIATE RELEASE                           CONTACT: LaRoy Orr
JULY 16, 1996                                         801/534-1120

                 BHP MINERALS EXERCISES OPTION TO FORM
                      JOINT VENTURE WITH CENTURION

SALT LAKE CITY, UTAH. Centurion Mines Corporation (NASDAQ: CTMC) announced today that BHP Minerals, a unit of The Broken Hill Proprietary Company Ltd. (NYSE: BHP), has exercised its option to form a joint venture on the "Little Bingham" copper/gold mining property 70 miles southwest from Salt Lake City, and 14 miles west of Eureka, Utah (USA). The joint venture will include 12,000 acres, and will be directed towards exploration for a large commercial porphyry type copper/gold deposit.

Under the terms of the joint venture BHP will have the option to earn a 75% interest in the project by paying all costs through a positive production feasibility study, with periodic cash payments to Centurion. After earn-in, Centurion can maintain a working interest by paying 25% of costs, or may convert to a 15% net profits royalty interest with all costs being paid by BHP.

During an option period, which began in January 1996, BHP performed exploration, including geochemical, geophysical, and geologic surveys. Centurion has been advised that the results of this work are favorable.

BHP is one of the world's largest mining companies, the second largest copper producer in the world, and is a major producer of gold, coal, iron ore, and other minerals. Centurion Mines is one of the largest holders of mining properties in the State of Utah (USA), and is in the business of exploration, development, and mining of gold, silver, and copper.

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                 Centurion stock quotations are reported daily in
           The Wall Street Journal, NASDAQ Small Cap issues as CntMne

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